Exhibit 99.1

NEWS

Sequans Communications Announces Third Quarter 2011 Financial Results

PARIS, France – October 24, 2011 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights:

Revenues are in line with guidance; gross margin and non-IFRS earnings per share are better than guidance.

Revenue: Revenue of $26.2 million decreased 14% sequentially from the second quarter of 2011 and increased 39% compared to the third quarter of 2010.

Gross margin: Gross margin of 53.6% was higher than the gross margin in the second quarter of 2011, which was 46.6%, due mainly to the effect of product cost reduction during the quarter, combined with the impact of customer mix.

Operating income: Operating income of $1.9 million was the same as the second quarter of 2011, and increased 35% compared to the third quarter of 2010. Operating margin in the third quarter was 7.1%, compared to 6.2% in the second quarter of 2011 and 7.3% in the third quarter of 2010.

Net Profit: Net profit was $3.2 million, or $0.09 per diluted share/ADS, compared to a net profit of $0.1 million, or $0.00 per share/ADS in the second quarter of 2011 and a net profit of $0.8 million, or $0.03 per share/ADS in the third quarter of 2010.

Non-IFRS Net Profit: Excluding stock-based compensation and the change in the fair value of the option component of convertible notes, non-IFRS net profit was $2.8 million ($0.08 per diluted share/ADS), compared to a non-IFRS net profit of $2.8 million ($0.08 per diluted share/ADS) in the second quarter of 2011, and a non-IFRS net profit of $1.1 million ($0.04 per diluted share/ADS) in the third quarter of 2010.

In millions of $US except percentages, shares and per share amounts	Key Metrics
	Q3 2011	%*	Q2 2011	%*	Q3 2010	%*
Revenues	$26.2		$30.6		$18.9
Gross profit	14.0	53.6%	14.3	46.6%	8.9	47.4%
Operating income	1.9	7.1%	1.9	6.2%	1.4	7.3%
Net profit	3.2	12.3%	0.1	0.2%	0.8	4.4%
Diluted EPS	$0.09		$0.00		$0.03
Number of diluted shares/ADS	35,089,236		35,209,641		26,426,760
Cash and cash equivalents	65.5		61.9		8.0
Cash flow from (used in) operations	5.9		(0.4)		(4.8)
Additional information:
Stock-based compensation included in operating result	1.3		1.1		0.3
Change in the fair value of convertible notes option component included in financial result	(1.7)		1.7		—
Non-IFRS diluted EPS (excludes stock-based compensation and change in fair value of the option component)	$0.08		$0.08		$0.04

*	Percentage of revenues

Sequans reports third quarter 2011 financial results

“We achieved several important milestones during Q3, particularly in LTE,” said Georges Karam, Sequans CEO. “Although the recent developments in the US WiMAX market will continue to affect us in the near term, we believe that they will have no impact on our long-term prospects. With our new LTE chips sampling in the fourth quarter, we expect LTE design wins to accelerate beginning in Q1 2012, for both the FDD and TDD markets, with the related revenues expected to begin ramping in the second half of 2012.

“In addition to the agreement we announced with Gemtek for the LTE market in India, during Q3, we announced an LTE win with Netcomm in Australia. We were one of the first chip companies to receive MIIT certification in China, which is required in order to participate in China Mobile’s large scale trials. We also announced that we had begun our first large scale trial with Huawei in Shenzhen. This success is attributable to our early decision to place our initial focus on Asia with operators planning to deploy with unpaired (TDD) spectrum.

“A few days ago, we announced that our two new LTE platforms will be available in Q4. Both the LTE platform optimized for smartphones and the one designed for USB dongles and similar devices are based on an ultra-efficient modem design enabling superior performance, very low power consumption and an extremely small footprint. The three new baseband chips and a companion RF chip, plus seamless integration with Fujitsu’s RF solution ensures that we can provide a complete global solution for all LTE frequency bands in both the TDD and FDD markets. Several OEMs and ODMs are preparing to ship products in 2012 using our new chips to serve operators in the U.S., Asia, Europe, Latin America and the Middle East.

“We will continue to focus on leveraging our time-to-market advantage by maintaining our LTE development efforts at the same pace and continuing to actively invest in our business . We remain confident of our strong position as a best-of-breed 4G chip supplier in a very dynamic and exciting market with abundant opportunities ahead.”

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

In line with prior guidance for second half revenues, Sequans expects revenue for the fourth quarter of 2011 to be in the range of $20 to $23 million, with gross margin around 50%. Based on this revenue range and gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.05) and ($0.01) for the fourth quarter of 2011, with approximately 34.6 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation. There will be no impact on Q4 net loss from the fair value of the option component of the convertible notes, and the balance sheet will reflect the $3.3 million repayment.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2011 today, October 24, 2011 at 4:30 p.m. EDT / 22:30 CEST. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-288-0329 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until November 24, 2011, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 218014.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future

Sequans reports third quarter 2011 financial results

market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010 (*)
Revenue :
Product revenue	25,896	30,006	18,238
Other revenue	334	601	626

Total revenue	26,230	30,607	18,864

Cost of revenue
Cost of product revenue	12,129	16,287	9,834
Cost of other revenue	54	44	85

Total cost of revenue	12,183	16,331	9,919

Gross profit	14,047	14,276	8,945

Operating expenses :
Research and development	6,514	6,767	3,741
Sales and marketing	3,252	3,488	2,998
General and administrative	2,430	2,126	834

Total operating expenses	12,196	12,381	7,573

Operating income	1,851	1,895	1,372

Financial income (expense):
Interest income (expense), net	(26)	(151)	(329)
Foreign exchange gain (loss)	(172)	103	(251)
Change in the fair value of convertible notes option component	1,651	(1,651)	36

Profit before income taxes	3,304	196	828

Income tax expense	71	138	—
Profit	3,233	58	828
Attributable to :
Shareholders of the parent	3,233	58	828
Minority interests	—	—	—

Basic earnings per share	$0.09	$0.00	$0.03

Diluted earnings per share	$0.09	$0.00	$0.03

Number of shares used for computing:
— Basic	34,561,065	33,435,416	25,664,036
— Diluted	35,089,236	35,209,641	26,426,760

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro based operating expenses from financial result to operating expenses. The effect on the three months ended September 30, 2010 was to reduce operating expenses by $213.

Sequans reports third quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended
(in thousands of US$, except share and per share amounts)	Sept 30 , 2011	Sept 30 , 2010 (*)
Revenue :
Product revenue	80,746	42,792
Other revenue	1,481	2,887

Total revenue	82,227	45,679

Cost of revenue
Cost of product revenue	40,716	22,025
Cost of other revenue	183	255

Total cost of revenue	40,899	22,280

Gross profit	41,328	23,399

Operating expenses :
Research and development	19,259	12,515
Sales and marketing	9,869	9,398
General and administrative	6,137	2,529

Total operating expenses	35,265	24,442

Operating income (loss)	6,063	(1,043)

Financial income (expense):
Interest income (expense), net	(363)	(546)
Foreign exchange gain (loss)	(275)	1,482
Change in the fair value of convertible notes option component	—	173

Profit before income taxes	5,425	66

Income tax expense	239	—
Profit	5,186	66
Attributable to :
Shareholders of the parent	5,186	66
Minority interests	—	—

Basic earnings per share	$0.16	$0.00

Diluted earnings per share	$0.16	$0.00

Number of shares used for computing:
— Basic	31,931,584	24,393,324
— Diluted	32,459,755	25,156,048

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro based operating expenses from financial result to operating expenses. The effect on the nine months ended September 30, 2010 was to reduce operating expenses by $213.

Sequans reports third quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of US$)	At September 30, 2011	At December 31, 2010
ASSETS
Non-current assets
Property, plant and equipment	9,383	5,291
Intangible assets	4,290	3,144
Loan and other receivables	560	1,485
Available for sales assets	705	432

Total non-current assets	14,938	10,352

Current assets
Inventories	13,076	8,768
Trade receivables	10,185	14,163
Prepaid expenses and other receivables	2,317	3,333
Recoverable value added tax	1,455	1,361
Research tax credit receivable	1,973	2,001
Cash and cash equivalents	65,476	9,739

Total current assets	94,482	39,365

Total assets	109,420	49,717
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,564,131 shares authorized, issued and outstanding at September 30, 2011 (27,720,013 at December 31, 2010)	909	710
Share premium	129,103	68,972
Other capital reserves	8,043	5,194
Accumulated deficit	(49,076)	(54,262)
Accumulated other comprehensive income (loss)	(61)	85

Total equity	88,918	20,699

Non-current liabilities
Government grant advances and interest-free loans	121	1,278
Provisions	244	184

Total non-current liabilities	365	1,462

Current liabilities
Trade payables	9,807	15,508
Interest-bearing loans and borrowings	3,418	3,564
Government grant advances and interest-free loans	719	1,889
Other current liabilities	5,353	5,270
Deferred revenue	636	893
Provisions	204	432

Total current liabilities	20,137	27,556

Total equity and liabilities	109,420	49,717

Sequans reports third quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
(in thousands of US$)	2011	2010
Operating activities
Profit before income taxes	5,425	66
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,854	1,827
Amortization and impairment of intangible assets	1,348	880
Share-based payment expense	2,849	806
Increase (decrease) in provisions	297	(144)
Change in fair value of convertible notes option component	—	(173)
Financial expense	136	295
Foreign exchange loss (gain)	(173)	(1,139)
Interest free financing benefit	178	(216)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	3,993	(14,077)
Decrease (Increase) in inventories	(4,500)	(1,361)
Decrease (Increase) in research tax credit receivable	28	1,184
Increase (Decrease) in trade payables and other liabilities	(5,638)	6,141
Increase (Decrease) in deferred revenue	(257)	(536)
Increase (Decrease) in government grant advances	(486)	(2)
Income tax paid	(219)	—
Net cash flow from (used in) operating activities	5,835	(6,450)
Investing activities
Purchase of intangible assets and property, plant and equipment	(9,440)	(3,765)
Purchase of financial assets	—	(1,139)
Return of factoring deposit and other	652	—
Proceeds from sale of intangible assets and property, plant and equipment	—	39
Net cash flow used in investments activities	(8,788)	(4,865)
Financing activities
Proceeds from issue of shares and warrants, net of transaction costs	406	8,510
Proceeds from borrowings	—	3,243
Repayment of borrowings	(36)	—
IPO proceeds, net of costs	59,924	—
Interest paid	(278)	(106)
Proceeds from interest-free loan	—	789
Repayment of interest-free loans	(1,321)	(913)
Net cash flows from financing activities	58,695	11,523
Net increase in cash and cash equivalents	55,742	208
Net foreign exchange difference	(5)	(1)
Cash and cash equivalent at January 1	9,739	7,792
Cash and cash equivalents at year end	65,476	7,999

Sequans reports third quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	September 30, 2011			June 30, 2011	Sept 30, 2010
	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS	Non-IFRS
Revenue :
Product revenue	25,896		25,896	30,006	18,238
Other revenue	334		334	601	626

Total revenue	26,230	—	26,230	30,607	18,864

Cost of revenue
Cost of product revenue	12,129	66	12,063	16,227	9,831
Cost of other revenue	54		54	44	85

Total cost of revenue	12,183	66	12,117	16,271	9,916

Gross profit	14,047	(66)	14,113	14,336	8,948

Operating expenses :
Research and development	6,514	328	6,186	6,480	3,653
Sales and marketing	3,252	248	3,004	3,244	2,856
General and administrative	2,430	611	1,819	1,583	808

Total operating expenses	12,196	1,187	11,009	11,307	7,317

Operating income (loss)	1,851	(1,253)	3,104	3,029	1,631

Financial income (expense):
Interest income (expense), net	(26)		(26)	(151)	(329)
Foreign exchange gain (loss)	(172)		(172)	103	(251)
Change in the fair value of convertible notes option component	1,651	1,651	—	—	—

Profit before income taxes	3,304	398	2,906	2,981	1,051

Income tax expense	71		71	138	—
Profit	3,233	398	2,835	2,843	1,051
Attributable to :
Shareholders of the parent	3,233		2,835	2,843	1,051
Minority interests	—				—

Basic earnings per share	$0.09		$0.08	$0.09	$0.04

Diluted earnings per share	$0.09		$0.08	$0.08	$0.04

Number of shares used for computing:
— Basic	34,561,065		34,561,065	33,435,416	25,664,036
— Diluted	35,089,236		35,089,236	35,209,641	26,426,760

(*)	Adjustments related to stock based compensation expenses according to IFRS 2 and to the change in the fair value of option component according to IAS 39

Sequans reports third quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Nine months ended
(in thousands of US$, except share and per share amounts)	September 30, 2011			Sept 30, 2010
	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS
Revenue :
Product revenue	80,746		80,746	42,792
Other revenue	1,481		1,481	2,887

Total revenue	82,227	—	82,227	45,679

Cost of revenue
Cost of product revenue	40,716	139	40,577	22,013
Cost of other revenue	183		183	255

Total cost of revenue	40,899	139	40,760	22,268

Gross profit	41,328	(139)	41,467	23,411

Operating expenses :
Research and development	19,259	750	18,509	12,203
Sales and marketing	9,869	673	9,196	8,988
General and administrative	6,137	1,288	4,849	2,458

Total operating expenses	35,265	2,711	32,554	23,649

Operating income (loss)	6,063	(2,850)	8,913	(238)

Financial income (expense):
Interest income (expense), net	(363)		(363)	(546)
Foreign exchange gain (loss)	(275)		(275)	1,482
Change in the fair value of convertible notes option component	—		—	—

Profit (Loss) before income taxes	5,425	(2,850)	8,275	698

Income tax expense (benefit)	239		239	—
Profit (Loss)	5,186	(2,850)	8,036	698
Attributable to :
Shareholders of the parent	5,186		8,036	698
Minority interests	—			—

Basic earnings (loss) per share	$0.16		$0.25	$0.03

Diluted earnings (loss) per share	$0.16		$0.25	$0.03

Number of shares used for computing:
— Basic	31,931,584		31,931,584	24,393,324
— Diluted	32,459,755		32,459,755	25,156,048

(*)	Adjustments related to stock based compensation expenses according to IFRS 2 and to the change in the fair value of option component according to IAS 39